SEC File No. 82-34874

DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

October 18, 2007

Lisa Marchese
Dir 416.367.7899
lmarchese@dwpv.com

File No. 207525

BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. press release dated June 22, 2007 announcing TSX completes review of the Corporation;

2. press release dated August 14, 2007 announcing second quarter 2007 results;

3. unaudited consolidated financial statements for the six months ended June 30, 2007;

4. management's discussion and analysis for the three months ended June 30, 2007;

5. a certificate of the Corporation's Chief Executive Officer dated August 14, 2007 required to be filed under National Instrument 52-109;

6. a certificate of the Corporation's Chief Financial Officer dated August 14, 2007 required to be filed under National Instrument 52-109; and

7. press release dated October 18, 2007 disclosing discussions regarding sale of the Corporation.

Tor#: 2019176.1

dlw 10/23

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Lisa Marchese

Per: Lisa Marchese
Law Clerk

Global Alumina

TSX COMPLETES REVIEW OF GLOBAL ALUMINA

TORONTO, ON - June 22, 2007 - Global Alumina Corporation (the "Company") (TSX: GLA.U) announced today that the Toronto Stock Exchange (the "TSX") has completed its review of the common shares of the Company and determined that the Company satisfies the TSX's continued listing requirements.

On March 27, 2007 the TSX announced it would review the common shares of the Company with respect to meeting the continued listing requirements based on the Company's financial condition prior to the completion of the joint venture to develop and operate an alumina refinery in the Republic of Guinea on May 17, 2007.

On June 21, 2007, the Listings Committee of the TSX determined, based on current financial information of the Company, that the common shares of the Company meet the continued listing requirements of the TSX. The TSX notified the market of its decision after the market closed yesterday.

Additional information on the joint venture is contained in material change reports filed on April 5, 2007 and May 7, 2007 which are available on the Company's reference page at www.sedar.com.

About Global Alumina

Global Alumina and its joint venture partners are developing a three million tonnes per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea. Its joint venture partners are BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The joint venture's refinery project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of

future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: the ability of the Company to satisfy the conditions precedent in respect of the three deferred installments of the subscription price under the subscription agreement; future production levels of the refinery project; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure by the Company or its subsidiaries to complete the conditions precedent to the subsequent installments under the subscription agreement and the Company's inability to negotiate alternative transactions; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the shareholders to approve plans for the development of the refinery project after completion of a feasibility study no later than December 31, 2007; construction risks such as cost overruns, delays and shortages of labour, materials and equipment; the Company's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2007) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminum or raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

For further information, please contact:

Michael Cella
Global Alumina
cella@globalalumina.com
212 351 0010

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

Global Alumina Releases Second Quarter 2007 Results

TORONTO, ON – August 14, 2007 – Global Alumina Corporation (TSX: GLA.U) (the "Company" or "Global Alumina"), a company developing an alumina refinery located in the bauxite-rich region of the Republic of Guinea (the "Guinea Alumina Project" or the "Project", previously the "Sangarédi Refinery Project"), announced today its financial and operating results for the three-month period ending June 30, 2007.[1] The text of the quarterly unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

Significant Corporate Events:

Joint Venture Transaction Completed

Most significantly in the quarter, Global Alumina completed on May 17, 2007 a joint venture transaction under which it sold for aggregate proceeds of $260 million two-thirds of its interest in Guinea Alumina Corporation, Ltd. ("Guinea Alumina") which together with its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A., is the owner and developer of the Project. The transaction resulted in a dilution gain of $151.5 million, $88.0 million of which was recognized at completion upon receipt of the initial subscription payment of $151.1 million and $63.4 million was deferred pending receipt of the remaining $108.9 million of subscription payments to be paid in three installments subject to Guinea Alumina achieving certain future milestones.

As a result of this transaction, Global Alumina received net proceeds of $120,066,121, recorded a subscription payment receivable of $108.9 million, retained a one-third, joint-controlling interest in Guinea Alumina and brought the significant interests of each of BHP Billiton (one-third), DUBAL (one-fourth) and Mubadala (one-twelfth) as strong development partners to Guinea Alumina. Additionally, Guinea Alumina fully repaid the $59.7 million then outstanding under the subscriber loan facility and increased its cash balances by $24.7 million by means of a concurrent, pro rata capital contribution. Invested capital in Guinea Alumina and the Project reached $320 million as of June 30, 2007.

As of the May 17, 2007 transaction completion, the Company's remaining one-third interest is proportionately consolidated according to Canadian GAAP. Consequently, the Company's pro rata share of each of the assets, liabilities, revenues and expenses of Guinea Alumina has been combined on a line-by-line basis with similar items in the Company's financial statements. Historical financial statements presented reflect 100% ownership of Guinea Alumina up to May 17, 2007.

Review of Second Quarter 2007 Results:

Due to the $88.1 million dilution gain realized in the quarter, Global Alumina realized net income of $84.3 million or $0.41 per share for the three months ended June 30, 2007; compared with a loss of $5.0 million or $0.03 per share for the same period in 2006.

As of June 30, 2007, Global Alumina had consolidated assets of $327.0 million, including approximately $97.6 million in an escrow account reserved for its one-third share of future capital requirements of Guinea Alumina, an additional $23.3 million of unrestricted cash and $108.9 million due from its joint venture partners. It also had no debt, $9.7 million of payables and accruals ($8.6 million of which represents its one-third interest in Guinea Alumina' payables and accruals), its one-third interest of $10.6 million in Guinea Alumina's cash, and shareholders' equity plus deferred dilution gain equal to $317.3 million.

Operating Milestones

- During the quarter, Guinea Alumina transitioned from a wholly-owned Global Alumina subsidiary to a joint venture company owned one-third by each of Global Alumina and BHP Billiton, one-fourth by DUBAL and one-twelfth by Mubadala. The joint venture verified the historical body of work for the benefit of the new owners and agreed to (1) conduct a bankable feasibility study in accordance with BHP Billiton standards to be completed by yearend 2007, (2) continue the ongoing early works' construction program and (3) implement certain cost reduction opportunities identified during the new owners' verification phase.
- In addition to advancing the engineering and procurement work, Guinea Alumina's continuing early works' construction program in the quarter included resettlement, vocational training, refinery area clearing, earth works for the rail spur from the main line to the refinery site, storm water pond blasting and dyke construction, and installation of a new bridge at Boké to remove the only existing road transportation bottleneck for heavy construction loads from the port of Kamsar to the refinery site.
- During the quarter, Guinea Alumina capitalized an additional $27.3 million ($9.1 million Global Alumina share) to construction in progress, bringing the balance as of June 30, 2007 to $234.2 million ($78.1 million Global Alumina share).
- At the end of June, Guinea Alumina was directly responsible for the employment of 1,191 people in Guinea, including over 1,000 Guineans.

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, expressed in U.S. dollars as of June 30, 2007, and represent comparisons between the three-month period ended June 30, 2007 and the equivalent three-month period ended June 30, 2006.

Pending completion of the bankable feasibility study, Guinea Alumina adopted preliminary working estimates for the alumina refinery's initial capacity at 3.2 million tonnes per year, a $3.2 billion cost to complete construction with production commencing in 2011. The final cost estimates and construction schedule will depend on the completion of engineering studies and the negotiation of construction and financing arrangements undertaken as critical elements of Guinea Alumina's bankable feasibility study to be completed by December 31, 2007.

ABOUT GLOBAL ALUMINA

Global Alumina and its joint venture partners are developing a 3.2 million tonnes per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea. Its joint venture partners are BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The join venture's refinery project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is a Saint John, New Brunswick corporation with administrative offices in New York, London, Montreal and Conakry, Guinea and operations in Boké, Guinea. For further information visit the company's website at www.globalalumina.com.

Safe Harbor Statement

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: the ability of the Company to satisfy the conditions precedent t in respect of the three deferred installment subscription payments pursuant to the subscription agreement with the joint venture partners; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure by the Company to complete the conditions precedent to subsequent installments under the subscription agreement; the political and economic risks of investing in a developing country; the failure of the joint venture partners to approve plans for the development of the Project after completion of a feasibility study no later than December 31, 2007; construction risks such as cost overruns, delays and shortages of labour, materials and equipment; the Company's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminum or raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward-looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

For information:

Michael Cella
Global Alumina
P: 212-351-0010
E: cella@globalalumina.com

Barbara Cano
Breakstone Group
P: 646-452-2334
E: bcano@breakstone-group.com

# # #

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, expressed in U.S. dollars as of June 30, 2007, and represent comparisons between the three-month period ended June 30, 2007 and the equivalent three-month period ended June 30, 2006.

Global Alumina Corporation

Consolidated Financial Statements
(Unaudited)
For the six months ended
June 30, 2007
(expressed in US dollars)

Global Alumina Corporation

Consolidated Balance Sheets
(Unaudited)

(expressed in US dollars)

	June 30, 2007 $	December 31, 2006 $
Assets		
Current assets		
Cash and cash equivalents	33,871,754	10,894,621
Restricted cash (note 4)	97,647,165	-
Due from Joint Venture partners (note 4)	108,888,887	-
Prepaid expenses	4,370,916	11,699,433
Due from affiliates and other assets	578,749	320,932
	245,357,471	22,914,986
Construction-in-progress	78,064,981	192,295,864
Property, plant and equipment	3,609,795	9,490,039
	327,032,247	224,700,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	9,656,926	26,230,473
Loan payable (note 9)	-	22,310,140
Deferred dilution gain (note 4)	63,445,269	-
	73,102,195	48,540,613
Shareholders' Equity		
Capital stock (note 5)	238,609,236	238,593,736
Contributed surplus	1,746,056	1,477,886
Retained earnings (deficit)	13,574,760	(63,911,346)
	253,930,052	176,160,276
	327,032,247	224,700,889

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Operations and Comprehensive Income
(Unaudited)

(expressed in US dollars)

	Three-month period ended June 30, 2007 $	Three-month period ended June 30, 2006 $	Six-month period ended June 30, 2007 $	Six-month period ended June 30, 2006 $
Other income				
Dilution gain (note 4)	88,046,498	-	88,046,498	-
Interest	728,638	583,003	728,819	1,275,269
Other	47,772	49,657	84,602	90,034
	88,822,908	632,660	88,859,919	1,365,303
Expenses				
General and administrative	3,098,132	2,243,033	6,565,153	4,317,589
Professional fees	975,656	2,806,249	2,807,304	4,852,846
Amortization	459,700	597,383	1,115,979	1,065,979
	4,533,488	5,646,665	10,488,436	10,236,414
Net income (loss) and comprehensive income for the period	84,289,420	(5,014,005)	78,371,483	(8,871,111)
Basic and fully diluted earnings (loss) per share (note 6)	0.41	(0.03)	0.38	(0.05)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Retained Earnings (Deficit)
(Unaudited)
For the six-month period ended June 30, 2007

(expressed in US dollars)

	Three-month period ended June 30, 2007 $	Three-month period ended June 30, 2006 $	Six-month period ended June 30, 2007 $	Six-month period ended June 30, 2006 $
Retained earnings (deficit) – Beginning of period	(70,714,660)	(48,249,867)	(63,911,346)	(44,392,761)
Effects of adoption of new accounting standard (note 2)	-	-	(885,377)	-
Balance – As restated	(70,714,660)	(48,249,867)	(64,796,723)	(44,392,761)
Net income (loss) and comprehensive income for the period	84,289,420	(5,014,005)	78,371,483	(8,871,111)
Retained earnings (deficit) – End of period	13,574,760	(53,263,872)	13,574,760	(53,263,872)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation
Consolidated Statements of Cash Flows
(Unaudited)

(expressed in US dollars)

	Three-month period ended June 30, 2007 $	Three-month period ended June 30, 2006 $	Six-month period ended June 30, 2007 $	Six-month period ended June 30, 2006 $
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	84,289,420	(5,014,005)	78,371,483	(8,871,111)
Stock options/common stock issued for services (note 5)	99,398	127,355	268,170	308,952
Dilution gain	(88,046,498)	-	(88,046,498)	-
Amortization (note 4)	459,700	597,383	1,115,979	1,065,979
	(3,197,980)	(4,289,267)	(8,290,866)	(7,496,180)
Changes in non-cash items relating to operating activities				
Prepaid expenses	137,367	(3,676,932)	1,539,785	(7,094,135)
Accounts payable and accrued liabilities	9,851,929	1,091,713	(923,116)	1,135,121
Effects of adoption of new accounting standard (note 2)	-	-	(885,377)	-
Due from affiliates and other assets	43,626	(8,514)	(257,817)	(105,260)
	6,834,942	(6,883,000)	(8,817,391)	(13,560,454)
Investing activities				
Additions to construction-in-progress, property, plant and equipment	(20,342,781)	(36,236,610)	(34,914,686)	(60,706,670)
Cash flows relating to deconsolidation and investments in Joint Venture (note 4)	186,651,015	-	186,651,015	-
Restricted cash (note 4)	(97,647,165)	(2,916,550)	(97,647,165)	5,788,205
	68,661,069	(39,153,160)	54,089,164	(54,918,465)
Financing activities				
Loan payable	(51,162,701)	-	(22,310,140)	-
Proceeds from issuances of common shares	15,500	-	15,500	33,232,849
	(51,147,201)	-	(22,294,640)	33,232,849
Net increase (decrease) in cash and cash equivalents during the period	24,348,810	(46,036,160)	22,977,133	(35,246,070)
Cash and cash equivalents - Beginning of period	9,522,944	82,203,348	10,894,621	71,413,258
Cash and cash equivalents - End of period	33,871,754	36,167,188	33,871,754	36,167,188

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Notes to Consolidated Financial Statements
(Unaudited)
For the six months ended June 30, 2007 and 2006

(expressed in US dollars)

1 Nature of operations

Global Alumina Corporation's ("Global Alumina" or the "Company") business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea ("Guinea"). Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd., a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, the dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction activities and capital raising and financing initiatives including, through a joint venture partnership with certain parties (as described under Note 4 "Formation of Joint Venture").

2 Adoption of new accounting recommendations

Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, *Comprehensive Income*, CICA Handbook Section 3855 ("Section 3855"), *Financial Instruments—Recognition and Measurement,* and CICA Handbook Section 3865, *Hedges.* These new standards contain comprehensive requirements for the recognition and measurement of financial instruments, the treatment of financing costs and the application of hedge accounting. CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

The primary impact on the consolidated financial statements resulting from the adoption of the new standards is an increase in the Company's deficit of $885,377 to reflect the write-off of the balance of deferred financing costs related to the Company's debt (see note 9). Except for the foregoing adjustment, the carrying values of all of the Company's financial assets and liabilities at January 1, 2007 approximated their fair values.

3 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the company. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2006. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

(expressed in US dollars)

4 Formation of joint venture

Effective May 17, 2007, Global Alumina, Global Alumina International, Ltd. ("GAI"), and Guinea Alumina Corporation, Ltd. ("Guinea Alumina"), and The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited and Mubadala Development Company PJSC completed the transaction contemplated by the share subscription and related agreements forming a joint venture (the "Joint Venture") to develop and operate the Guinea Alumina Refinery in the Republic of Guinea, near Sangarédi.

Global Alumina has received the first US$151.1 million installment of the aggregate US$260 million proceeds for the issuance to the venture partners of a 66.67% interest in Guinea Alumina (BHP Billiton: 33.33%; DUBAL: 25%; and Mubadala: 8.33%), which is developing the Sangarédi Refinery Project through its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company"). The Company, through its wholly-owned subsidiary GAI, retains a 33.33% interest in Guinea Alumina.

Simultaneous with completion, each joint venture party made its proportionate share of a US$80 million capital contribution to Guinea Alumina to repay US$55.3 million of project-related borrowings under its loan facility plus interest and to establish a US$24.7 million cash reserve to fund two months of budgeted, future project expenditures. Global Alumina also contributed an additional US$4.4 million to repay borrowings under the loan facility for corporate costs. Upon repayment in full, the loan facility was terminated (see Note 9).

After funding its share of the initial capital contribution to repay 100% of the debt under the loan facility and fund two months' of expected costs, Global Alumina had remaining US$120 million of the initial subscription proceeds deposited: US$101.8 million in an escrow account the use of which is restricted to prospective budgeted expenditures of the Project Company and which is also pledged as security for warranty and indemnity obligations under the subscription agreement; and US$18.3 million in an unrestricted account for general corporate purposes.

	Interest earned $	Joint Venture capital contributions $	Restricted escrow account balance $
As at May 17, 2007	-	-	101,759,449
Activity during the period	621,716	(4,734,000)	(4,112,284)
As at June 30, 2007			97,647,165

(expressed in US dollars)

The remainder of the subscription proceeds will be paid in three additional installments based on the successful completion of specified milestones. These milestone installments include US$42.22 million payable within five days of the joint venture partners' acknowledgement of the transfer of the mining concession from the Company to the Project Company, which is expected by September 30, 2007, US$33.33 million payable within five days of the earlier of June 30, 2007 and ten days after completion of a bankable feasibility study (including final construction, contracting and financing plans) with respect to the Project, provided such payment shall not be made until the requirements for the first deferred subscription price are met, which is expected by September 30, 2007, and US$33.33 million payable within five days of the date of a binding commitment for final debt financing for the Project, which is expected shortly after completion of the bankable feasibility study to be completed by year-end.

As a result of the events described in the preceding paragraphs, the Company has effectively sold 66 2/3% of its formerly wholly-owned subsidiary Guinea Alumina as of May 17, 2007, and has recorded its investment in the Joint Venture using the proportionate consolidation method from that date. The effects of the sale and the formation of the Joint Venture are summarized as follows.

	Cash flow impact $	Dilution gain $
Proceeds received		151,111,113
Proceeds receivable in future instalments		108,888,887
		260,000,000
Company's share of capital contributed by Joint Venture Partners	8,232,000	
Company's share of cash in Guinea Alumina deconsolidated	(1,366,029)	
Capital contributed by Company	(26,684,965)	
Loan repaid	59,718,923	
Other cash contributions	(4,360,027)	
	35,539,902	35,539,902
Other assets, net of liabilities – sold		(144,048,135)
Dilution gain		151,491,767
Recognized in income for the period		88,046,498
Deferred pending receipt of subscription proceeds		63,445,269
First instalment of subscription proceeds received	151,111,113	
Cash component of sale and investment by Joint Venture	186,651,015	

(expressed in US dollars)

5 Capital stock and other equity

a) Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 203,768,044 and 203,752,544 shares as at June 30, 2007 and December 31, 2006, respectively.

	Number of common shares	Amount $	Number of warrants	Amount $	Total $
Balance – January 1, 2006	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887
Shares cancelled during the 2006 year	(94,601)	-	-	-	-
Warrants exercised or expired during the 2006 year	26,164,399	41,056,998	(28,043,249)	(3,824,149)	37,232,849
Balance - December 31, 2006	203,752,544	238,593,736	2,790,850	-	238,593,736
Warrants exercised during the period	15,500	15,500	(15,500)	-	15,500
Balance – June 30, 2007	203,768,044	238,609,236	2,775,350	-	238,609,236

b) Details of the share purchase warrants issued and outstanding at June 30, 2007 are as follows:

Number of shares exercisable	Expiry date	Exercise price $
2,775,350	February 3, 2008	1.00

Subsequent to quarter end, 89,600 warrants were exercised for cash proceeds of $89,600.

Stock options

The Company has a stock option plan (the "Plan") which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of stock options. Ten million common shares have been reserved for issuance under the Plan. Stock options granted under the Plan are limited to a maximum term of ten years.

Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value method of accounting. Expenses in the amount of $268,170 (2006 - $308,952) and $99,398 (2006 - $127,355) have been recognized for the six-month period ended June 30, 2007 and 2006 respectively. No stock options have been exercised as of June 30, 2007 and the unvested unamortized fair value of stock options granted amounts to $476,614 (2006 - $396,913).

(expressed in US dollars)

A summary of the status of the Company's plan is as follows:

	Number of stock options	Weighted average exercise price $
Outstanding – December 31, 2006	4,362,500	1.44
Forfeited	(295,000)	1.18
Outstanding – June 30, 2007	4,067,500	1.46
Exercisable – June 30, 2007	1,685,833	1.79

	Options outstanding			Options exercisable		
Range of exercise prices $	Number outstanding as at June 30, 2007	Weighted average remaining contractual life	Weighted average exercise price $	Number outstanding as at June 30, 2007	Weighted average remaining contractual life	Weighted average exercise price $
1.50	960,000	1.9 years	1.50	960,000	1.9 years	1.50
1.52	25,000	2.2 years	1.52	25,000	2.2 years	1.52
2.50	750,000	2.7 years	2.50	500,000	2.7 years	2.50
1.40	482,000	3.1 years	1.40	160,833	3.1 years	1.40
1.57	25,000	3.4 years	1.57	25,000	3.4 years	1.57
1.75	45,000	3.7 years	1.75	15,000	3.7 years	1.75
1.00	1,780,000	4.4 years	1.00	-	-	-

6 Earnings (loss) per share

The computations for basic earnings (loss) per common share are as follows:

	Three months ended		Six months ended	
	June 30, 2007 $	June 30, 2006 $	June 30, 2007 $	June 30, 2006 $
Net income (loss) for the period	83,947,902	(5,014,005)	78,029,965	(8,871,111)
Average number of shares – Basic	203,760,000	199,000,000	203,756,000	196,000,000
Average number of shares – Fully diluted	205,301,000	199,000,000	205,614,000	196,000,000
Income (loss) per common share Basic and fully diluted	0.41	(0.03)	0.38	(0.05)

(expressed in US dollars)

7 Joint venture

The Company's one-third interest in the Joint Venture (note 4) is summarized as follows:

	$
Cash	10,633,104
Other current assets	2,814,590
Construction in progress	78,064,981
Other capital assets	2,607,981
Current liabilities	(8,646,355)
Net assets	85,474,301
Revenues	30
Costs and expenses	465,335
Net loss	465,305
Cash flow from operating activities	645,044
Cash flow from investing activities	(3,820,190)
Cash flow from financing activities	12,964,704

(expressed in US dollars)

8 Related party transactions

During the six-month period ended June 30, 2007, the Company had the following related party transactions:

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Karalco Agreement") with Karalco Resources Ltd. ("Karalco"), a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Company. The Karalco Agreement covers Mr. Karjian's professional services regarding the development of the Company's proposed alumina refinery in the Republic of Guinea and all ancillary infrastructure (the "Project"). In addition, the Company agreed to reimburse certain overhead expenses incurred by Karalco in respect thereof, including office facilities and administrative staffing. The Company and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, the Company agreed to pay Karalco a retainer of $60,000 per month. As of May 17, 2007, the Joint Venture (note 4) pays this monthly retainer. Karalco is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Company had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on Project related milestones (being the ratification of the mining concession and the signing of the DUBAL subscription agreement) being achieved. Both milestones were achieved and the associated incentive fees were paid during the year ended December 31, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Company.

The total payments including the monthly retainer and incentive fees for the six-month period ended June 30, 2007 amounted to $360,000 (2006 - $670,000).

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Company. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Company. The Company and Herakles agreed that the Herakles Agreement is retroactively effective from January 1, 2006. Under the Herakles Agreement, the Company has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000.

The total cost attributable to the Herakles Agreement for the six-month period ended June 30, 2007 amounted to approximately $100,000 (2006 - $100,000).

(expressed in US dollars)

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Company. Sithe Global is reimbursed at cost. The total charge for the six-month period ended June 30, 2007 amounted to approximately $47,400 (2006 - $200,200). Formerly, the President of Sithe Global provided consulting services to the Company at a rate of $15,000 per month. Those services terminated as of May 30, 2007. The total costs for the six-month period ended June 30, 2007 amounted to $75,000 (2006 - $90,000).

Since December 2005, the Company has shared office space with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs charged to Sithe Global by the Company for the six-month period ended June 30, 2007 amounted to approximately $356,700 (2006 – $292,000).

Mr. Ahmed Fikree, a director of the Company, is the Director, Commercial and Corporate Development, for Dubai Aluminium Company Limited ("DUBAL") and Dr. Abdulrahman Al-Awar, a director of the Company until April 25, 2007, is Chief Risk Officer for DUBAL. DUBAL and the Company are parties to a subscription agreement dated August 10, 2005 (the "DUBAL Subscription Agreement"), and an off-take agreement dated September 30, 2005 with respect to the anticipated alumina production from the Project. DUBAL and the Company were also parties to each of the Shareholders' Agreement, the Framework Agreement and the Loan Facility Agreement (as defined and described under Note 4).

Until April 25, 2007, Mr. Mehdi Dazi was a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a subscription agreement dated August 16, 2005 and amended September 22, 2005.

During the six-month period ended June 30, 2007 an employee of the Company performed certain services and incurred certain expenses for Herakles Telecom, a company in which certain of the Company's officers are shareholders. Approximately $53,300 has been billed at cost related to this work.

Amounts due to and from affiliates represent short-term, unsecured, non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

(expressed in US dollars)

9 Loan agreement

On November 5, 2006, Guinea Alumina (as borrower), Global Alumina and GAI (as guarantors) and BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL, and Mubadala (collectively, the "Lenders") entered into a $100 million secured loan facility agreement (the "Loan Agreement"). The proceeds of the facility could only be applied to the payment of approved Project costs and could not be used for any other purpose, except as may be permitted by the Lenders. The facility was secured by a pledge by GAI of its shares of Guinea Alumina. The facility bore interest at a rate of 8.8% per annum which accrued until the maturity date of the facility.

The loan and the accrued interest were repaid in full on May 17, 2007 (see note 4).

10 Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2007 and the audited annual consolidated financial statements for the year ended December 31, 2006, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is August 14, 2007.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following: the achievement by Guinea Alumina Corporation, Ltd. ("Guinea Alumina") of certain milestones set out in the Subscription Agreement (as defined below); the conduct of the joint venture with respect to the Project (as defined below); the timing of completion of a feasibility study on the Project and the making of a decision to proceed with the development of the Project; expectations regarding the financing of the Project and the sources of financing; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Project and business strategies and plans of management with respect to the Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay of Guinea Alumina to fulfill the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Corporation; the limited control by the Corporation of the assets and operations of the Project and its inability to make major decisions with respect to the Project without agreement from the other joint venture partners; the requirement that the Corporation hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow

and the possibility the Corporation may need to seek additional financing to fund corporate expenses and Project costs; the possibility that the Corporation's interest will be diluted if it is unable to meet a capital call with respect to the Project; the current political and economic risks of investing in a developing country; the failure of the joint venture parties to approve plans for the development of the Project after completion of a feasibility study; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Corporation's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminium or raw materials and certain other factors related to the Project discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2007. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this discussion. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

Global Alumina's principal asset is its one-third interest in Guinea Alumina, held through its wholly-owned subsidiary, Global Alumina International Ltd. ("GAI"). Guinea Alumina's business is the development, construction and operation of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine, power plant, port, railway, road and other ancillary infrastructure (the "Project") through its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company") (formerly Boké Alumina Corporation S.A.R.L.). This region is one of the largest bauxite producing regions in the world.

Global Alumina's business was originated and carried on by its predecessor, GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands corporation incorporated on July 21, 1999, until May 25, 2004 when GAPCO completed a share exchange transaction by plan of arrangement with PL Internet Inc., which changed its name to Global Alumina Products Corporation and continued on May 26, 2004 as a New Brunswick corporation upon filing articles of continuance under the *Business Corporations Act* (New Brunswick) (the "NBBCA"). The Corporation changed its name to Global Alumina Corporation effective as of April 29, 2005 upon filing articles of amendment under the NBBCA. On May 8, 2006, the Corporation amended its articles to restrict the business of the Corporation to: (a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of (i) bauxite mines in the Republic of Guinea, (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea, (iii) any other alumina refinery located in the Republic of Guinea, and (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and (b) other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or

complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro")).

On April 27, 2007, the Corporation, GAI, Guinea Alumina and the Subscribers (as defined below) entered into a Subscription Agreement (as defined below) under which the Subscribers agreed to subscribe for, collectively, a two-thirds equity interest in Guinea Alumina and GAI would retain a one-third interest. The initial issuance of the two-thirds interest was effective May 17, 2007 ("Completion"). The Subscribers made an aggregate initial payment of approximately $151.1 million for their equity interests in Guinea Alumina, and subject to Guinea Alumina achieving certain future milestones, will make three additional payments totalling $108.9 million, bringing the total subscription price to $260 million.

Global Alumina has been unprofitable since incorporation and to date has not earned any revenue, except interest income, dilution gain on issuance of shares by Guinea Alumina and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro, a subsidiary of Global Alumina.

Basic Agreement and Mining Concession

On October 15, 2004, the Corporation, Guinea Alumina and the Ministry of Mines and Geology (the "Ministry of Mines") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants Guinea Alumina and the Project Company exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangarédi. On May 16, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxites de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government

of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement.

At the request of the Corporation, the Mining Concession was transferred from the Corporation to the Project Company by Arrêté issued by the Minister of Mines dated November 16, 2006. On March 5, 2007 the Government of Guinea issued a letter confirming notice of the joint venture transaction (as defined below) and its non-objection thereto pursuant to the Basic Agreement.

Joint Venture Transaction Summary

Subscription Agreement

On April 27, 2007, the Corporation, GAI, Guinea Alumina, BHP Development Finance Proprietary Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala", Mubadala, BHP Billiton and DUBAL together being the "Subscribers") entered into a subscription. Pursuant to the Subscription Agreement, on Completion, Guinea Alumina issued fractional interests in the equity capital of Guinea Alumina to the Subscribers which has resulted in the ownership structure of Guinea Alumina being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala.

On Completion the Subscribers paid Guinea Alumina a combined initial subscription price of approximately $151.1 million which was distributed by Guinea Alumina to GAI. Pursuant to the Subscription Agreement, the Subscribers will collectively pay additional deferred subscription amounts as follows: (i) within five business days of the earlier of the date of confirmation of transfer of the Mining Concession from the Corporation to the Project Company and a binding commitment for final debt financing of the Project having been received by the joint venture, a combined first deferred subscription price of approximately $42.22 million; (ii) within five business days of the earlier of ten days after the completion of a bankable feasibility study (including final construction, contracting and financing plans) with respect to the Project and June 30, 2007, provided such payment shall not be made until the requirements for the first deferred subscription price are met, a combined second deferred subscription price of approximately $33.33 million; and (iii) within five business days of the date of a binding commitment for final debt financing of the Project, a combined third deferred subscription price of approximately $33.33 million. The Corporation expects to achieve the first deferred payment milestone by September 30, 2007. The second milestone will be satisfied automatically on completion of the first milestone. The Corporation expects the third and final deferred payment around year-end 2007.

GAI has agreed to place 85% of each subscription payment into an escrow account, the use of which is restricted to GAI's capital calls under the Shareholders' Agreement and any warranty and indemnity obligations that may arise under the Subscription Agreement. GAI and the Corporation have granted a security interest over the escrow account to Citibank N.A., as security agent, in respect of its obligations under the Subscription Agreement.

Completion entailed five distinct steps: (1) subscription by Subscribers for shares of Guinea Alumina ($151,111,113); (2) distribution to GAI of the subscription proceeds ($151,111,113); (3) subscription pro rata by all shareholders for preferred shares the proceeds of which to be used to repay loans made by the Subscribers and fund Guinea Alumina expenditures budgeted for April and May 2007 ($80,054,896; $55,358,896 of which to be used to repay the Subscriber loan and $24,696,000 of which to be used for Guinea Alumina's budgeted costs); (4) repayment by Guinea Alumina of Subscriber loans ($55,353,896); and (5) repayment by GAI of that portion of Subscriber loans deemed to be GAI's responsibility ($4,360,027). To simplify the flow of funds at Completion, the parties agreed to net all of the foregoing payments. As a result of this netting at Completion, GAI received net proceeds of $120,066,121, $101,759,481 designated for escrow and $18,306,640 freely available. Completion also resulted in the sale by GAI of a two-third interest and retention of a one-third interest in Guinea Alumina, an increase in GAI's capital account in Guinea Alumina of $26,684,965, and a debt-free Guinea Alumina with $24,696,000 cash infusion.

As at June 30, 2007, the Corporation had approximately $97.6 million in its escrow account and an additional $33.9 million of unrestricted cash. Subsequent to June 30, 2007, GAI contributed capital to the joint venture totalling $7.8 million, using funds from the escrow account.

As a result of the events described in the preceding paragraphs, the Corporation has effectively sold 66⅔% of its formerly wholly-owned subsidiary Guinea Alumina (and the Project Company) as of May 17, 2007. The Corporation has determined that for accounting purposes the contractual arrangement underlying the economic activity of the Project Company constitutes joint control and has recorded its remaining one-third interest investment using the proportionate consolidation method from that date. Proportionate consolidation is a method of accounting and reporting whereby the Corporation's pro rata share of each of the assets, liabilities, revenues and expenses of the Project Company is combined on a line-by-line basis with similar items in the Corporation's financial statements. This method of accounting differs from full consolidation in that only the Corporation's portion of all assets, liabilities, revenues and expenses is taken up rather than the full amount.

The transaction described above essentially represents issuance by the Corporation's subsidiary, Guinea Alumina, of its own shares to interests outside the consolidated group. Under Canadian generally accepted accounting principles, shareholders' equity transactions with interests outside the consolidated group have the following accounting consequences. The issue of shares by the subsidiary decrease the proportionate interest of the parent company. The change in the parent's share of the subsidiary's net identifiable assets as a result of the share issue is, from the point of view of the parent company, similar to the difference that arises on the sale by a parent of some of its holdings in a subsidiary and should therefore be accounted for as an income item. This involves reducing the carrying value of such an investment and reporting a gain or loss on deemed disposal – such an amount commonly referred as dilution gain. The Corporation's determination of the dilution gain and the associated cash flow impact is set out in the following table.

	Cash flow impact	Dilution gain
	$	$
Proceeds received		151,111,113
Proceeds receivable in future instalments		108,888,887
		260,000,000
Corporation's share of capital contributed by joint venture partners	8,232,000	
Corporation's share of cash in Guinea Alumina deconsolidated	(1,366,029)	
Capital contributed by Corporation	(26,684,965)	
Loan repaid	59,718,923	
Other cash contributions	(4,360,027)	
	35,539,902	35,539,902
Other assets, net of liabilities, deconsolidated		(144,048,135)
Dilution gain:		151,491,767
Recognized in income for the period		88,046,498
Deferred pending receipt of subscription proceeds		63,445,269
First instalment of subscription proceeds received	151,111,113	
Cash component of sale and investment in joint venture	186,651,015	

A copy of the Subscription Agreement has been filed under the Corporation's reference page at www.sedar.com.

Shareholders' Agreement

On Completion, GAI, Guinea Alumina and the Subscribers entered into a shareholders' agreement (the "Shareholders' Agreement") governing the management of Guinea Alumina through a board of directors comprised of a maximum of nine directors. Pursuant to the Shareholders' Agreement, GAI has appointed three directors; BHP Billiton has appointed three directors; DUBAL has appointed two directors; and Mubadala has appointed one director. BHP Billiton has the right to appoint Guinea Alumina's chief executive and chief financial officers. The position of chief executive officer has been filled.

The Project management team will conduct a bankable feasibility study for the Project, including identification and implementation of any front-end engineering and design improvements, preparation of the Project's construction and contracting, and financing plans. The parties have agreed to use reasonable efforts to complete the study and submit it to Guinea Alumina's board of directors for approval no later than December 31, 2007. At the same time the feasibility study is submitted, the Project management team will submit a proposed development plan for the Project (the "Development Plan"). The Development Plan will include a draft supplementary equity drawdown schedule, a detailed timetable for implementation, an estimate of the total capital cost to construct the Project, the financing plan and an operating plan.

The Shareholders' Agreement requires that the board of Guinea Alumina consider the Development Plan by February 28, 2008. It can be approved through either (i) unanimous resolution of the directors or (ii) the affirmative vote of all the directors appointed by any three shareholders. If one of the shareholders does not approve the Development Plan at that time (a "Non-Approving Shareholder"), the Non-Approving Shareholder may notify Guinea Alumina of its election to approve the Development Plan any time prior to April 1, 2008 at which time the shareholder will cease to be a Non-Approving Shareholder.

A shareholder which fails to provide capital under the Shareholders' Agreement, fails to comply with any material obligation under the Shareholders' Agreement, fails to make payment pursuant to an off-take agreement with the Project Company or becomes insolvent, will be in breach of the Shareholders' Agreement. In such circumstances, a defaulting shareholder and its appointed directors may not vote on any matter. A defaulting shareholder may not dispose of its shares in Guinea Alumina or exercise the pre-emptive rights provided by the Shareholders' Agreement. In the event that such breach is not cured prior to the expiry of the applicable cure period, such a defaulting shareholder will be deemed to have served an offer on each other shareholder to sell all of its interests in the Project. The price for such shareholder's interests will be the lower of: (a) the aggregate of: (i) in the case of the Subscribers, the consideration paid by such shareholder or, in the case of GAI, $80,000,000; and (ii) the aggregate of all amounts advanced by the defaulting shareholder to Guinea Alumina up to that date; and (b) 90 per cent of the fair market value of the relevant interests in the Project, and such defaulting shareholder's off-take rights (taken as a whole), where the fair market value is determined by an independent expert.

Project Services Agreements

On Completion, the Project Company and an affiliate of BHP Billiton entered into a ten-year agreement under which BHP Billiton will provide technical services and support to the Project (the "Technical Services Agreement"). BHP Billiton is entitled to recover its costs and expenses incurred in providing services under the Technical Services Agreement plus the following fees: (i) an aggregate fixed fee of $30 million for the period up to mechanical completion of the Project payable in 16 equal quarterly instalments of $1,875,000 beginning on the last day of June; (ii) $3.00 per tonne of alumina produced by the Project (as adjusted and excluding any expansion) up to the fifth anniversary of the Project being operational; and (iii) $2.50 per tonne of alumina produced by the Project (as adjusted and excluding any expansion) thereafter. In the case of an expansion of the Project BHP Billiton would be entitled to additional fees equal to 50% of the non-expansion fee rate on alumina produced by the expansion.

The Project Company has also entered into a services agreement with Aluminpro (the "Services Agreement") in connection with the Project. Pursuant to the Services Agreement, Aluminpro will provide additional services to the Project as requested, including of a technological support nature in connection with the design, construction and operation of the Project.

A copy of the Shareholders Agreement has been filed under the Corporation's reference page at www.sedar.com.

Off-take Agreements

On May, 17, 2007, the Project Company entered into an off-take agreement on similar terms and at the same price with each shareholder of Guinea Alumina for each shareholder's proportionate share of all available alumina production from the Project. Alumina commitments under the pre-existing off-take agreements with Glencore International AG ("Glencore") for 420,000 tonnes per year and DUBAL for the 15% of production in excess of its existing 25% shareholder entitlement have been allocated from GAI's shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all shareholder off-take agreements.

On September 30, 2005, the Project Company and DUBAL entered into a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") on a take or pay basis for 40% of the proposed refinery's annual production at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange.

On January 24, 2006, the Project Company and Glencore entered into a 20 year purchase and sale agreement on a take or pay basis for 420,000 tonnes per year of alumina at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") to enter into good faith negotiations for the purchase of up to 25% of the proposed refinery's expected annual production. Since February 2007, Global Alumina and Mitsubishi have been in negotiations with respect to the terms of a supply agreement.

On October 30, 2001, GAPCO granted an option (the "Marubeni Option") to Marubeni Corporation ("Marubeni") to enter into good faith negotiations for the purchase of up to 20% of the proposed refinery's expected annual production. This agreement was amended in 2006. Under an agreement dated March 2, 2006 (the "Amended Marubeni Option"), Marubeni agreed to terminate the Marubeni Option in consideration for a lump-sum payment of $50,000 and an option to enter into good faith negotiations for the purchase of up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Litigation

On February 23, 2007, a complaint (the "Complaint") was filed against the Corporation, among others, alleging breach of contract and unjust enrichment. GAPCO, the Corporation's predecessor, contracted with the plaintiff to assist it in raising capital. The plaintiff arranged for IBK investment banking firm in Toronto to coordinate a private placement of units ("Units") of GAPCO, consisting of one GAPCO common share and one-half of a warrant (a "Warrant") to purchase a GAPCO common share for $1.50. Each Unit was sold for $1.00. GAPCO and the plaintiff entered into a written finders fee agreement (the "Finders Fee Agreement") on July 23, 2003 which provided that the plaintiff would receive a commission equal to 1.5% of the cash raised by the IBK private placement.

The Units were placed in January 2004, raising $50 million for GAPCO. GAPCO paid the plaintiff the required finders fee of $750,000. The plaintiff, however, alleged that the Finders Fee Agreement entitled him to additional fees in respect of the proceeds raised on the exercise of the Warrants.

The Complaint was summarily dismissed on July 30, 2007 by the United States District Court, Southern District of New York. The right to appeal the decision expires on August 31, 2007.

Selected Quarterly Information (unaudited)

	Quarter ended June 30, 2007	Quarter ended March 31, 2007	Quarter ended December 31, 2006	Quarter ended September 30, 2006	Quarter ended June 30, 2006	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005
Total revenues (dilution gain, interest and fee income)	$88,822,908	$37,011	$80,701	$259,328	$632,660	$732,643	$488,573	$189,402
Net income (loss)	84,289,420	(5,917,937)	(6,214,878)	(4,432,596)	(5,014,005)	(3,857,106)	(6,434,571)	(3,437,629)
Net income (loss) per share	0.41	(0.03)	(0.03)	(0.02)	(0.03)	(0.02)	(0.05)	(0.03)

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as the Project is expected to earn no alumina sales revenue prior to 2011 at the earliest.

Global Alumina's results for the three and six months ended June 30, 2007 reflect both the dilution gain, and from May 17, 2007, its one-third proportional interest (versus 100% interest up to that date) resulting from the completion of the joint venture transaction described above. Global Alumina produced a net income (loss) for the three and six month periods of $84,289,420 or $0.41 per share and $78,371,483 or $0.38 per share (2006 – ($5,014,005) or $(0.03) per share and $(8,871,111) or $(0.05) per share), respectively. Interest income for the six months ended June 30, 2007 was $728,819 (2006-$1,275,269).

The "Breakdown of Expenditures" table which follows provides a summary analysis of operating expenditures for the Project for the six months ended June 30, 2007 compared to the corresponding period in 2006. The column for the six months ended June 30, 2006 reflects the Corporation's expenditures on a fully consolidated basis. The column for the six months ended June 30, 2007 reflects the Corporation's expenditures on a fully consolidated basis up to May 16, 2007 and on a one-third proportionate consolidation basis from May 17 to June 30, 2007. The following amounts are

attributable to the Corporation's one-third interest in the joint venture for the period from May 17, 2007 to June 30, 2007.

- Professional fees, general and administrative and amortization – $465,335
- Early stage construction of the Project and additions to property, plant and equipment - $3,820,190

Breakdown of Expenditures

Expenditures	Six months ended June 30, 2007	Six months ended June 30, 2006
Construction-in-progress and additions to property, plant and equipment	$34,914,686	$60,706,670
Professional fees	2,807,304	4,852,846
General and administrative	6,565,153	4,317,589
Amortization	1,115,979	1,065,979
Total expenditures	**45,403,122**	**70,943,084**

Professional fees include expenses related to consulting, legal, financing and accounting services. Professional fees for the six months ended June 30, 2007 decreased by $2,045,542 or 42% from the same period in 2006.

The significant components of general and administrative expenses include interest expense, salaries, accrued royalties to be paid to the Guinean government, travel and living expenses, Guinea operating expenses, insurance, healthcare and stock option expenses. Total expenditures for the six months ended June 30, 2007 include an amount of $465,335 with respect to operating and other costs and an amount of $3,820,190 with respect to early stage construction of the Project and additions to property, plant and equipment reflecting the Corporation's one-third interest in the joint venture for the period from May, 17 2007 to June 30, 2007.

Capital Expenditures

The Corporation's current estimate of the total cost to complete construction and development of the Project is approximately $3.2 billion. The final cost estimates for completion of the Project have not yet been determined and the Project management team has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. The joint venture parties have agreed to use reasonable efforts to complete the feasibility study by December 31, 2007. The Corporation's share of the final Project costs will be based on its proportionate interest in Guinea Alumina. To take advantage of the cost savings and initial capacity increase to 3.2 million tonnes per year, benefits of BHP Billiton's joining the consortium, the refinery is now planned to start up in 2011 with the second line coming on stream later that year.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years.

Liquidity and Capital Resources

The Corporation is non-revenue generating and is wholly dependent on external sources of financing to meet its operating costs and to fund capital expenditures.

On November 5, 2006, Guinea Alumina (as borrower), Global Alumina and GAI (as guarantors) and BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL and Mubadala entered into a $100 million secured loan facility agreement (the "Loan Agreement"). The facility was secured by a pledge by GAI of its shares of Guinea Alumina.

Prior to Completion of the joint venture transaction, Guinea Alumina primarily funded its expenses through funds drawn under the Loan Agreement. On May 17, 2007, the $59,718,923 (including accrued interest) outstanding under the Loan Agreement was repaid in full and the Loan Agreement was terminated. Of the amounts outstanding under the Loan Agreement as of Completion, $55,358,896 was repaid by Guinea Alumina from subscription proceeds and $4,360,027 was repaid directly by GAI.

A copy of the Loan Agreement has been filed under the Corporation's reference page at www.sedar.com.

At June 30, 2007, the Corporation had a working capital surplus of $172,255,276 compared to a working capital deficiency of $25,625,627 at December 31, 2006. Accounts payable and accrued liabilities decreased by approximately 63% to $9,656,926 at June 30, 2007.

At June 30, 2007, the Corporation had unrestricted cash of $33,871,754 and restricted cash totalling $97,647,165 in an escrow account for future Project capital calls and to fund any warranty and indemnity obligations that may arise under the Subscription Agreement. The Corporation expects that these funds will be sufficient to enable it to meet its corporate operating expense requirements through 2011 and to fund up to $97.6 million of its one-third share of Project equity requirements. Subsequent to June 30, 2007, GAI contributed capital to the joint venture totalling $7.8 million.

Guinea Alumina intends to raise up to approximately $2 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders. Certain affiliates of the Subscribers may also participate in the Project lending syndicate. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Project's assets. This may limit the universe of lenders willing to lend or may increase the borrowing costs or otherwise result in more onerous

financing terms. Management of the Corporation believes that BHP Billiton's direct participation as a major equity investor and technical services provider will enhance the Project and facilitate the project financing process. However, there is no assurance that Guinea Alumina will secure sufficient financing on terms and conditions acceptable to it or at all.

If the Corporation has underestimated its corporate operating expenses or the Project costs, the Corporation may be unable to fund corporate overhead or meet capital calls by the joint venture without obtaining additional financing. There can be no assurance that the Corporation would be able to obtain additional financing on favourable terms or at all.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. ("Citigroup") as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. The work and payment of the retainer fee was suspended for the period October 1, 2006 through June 30, 2007 pending Completion of the Subscription Agreement. The joint venture has decided to continue the appointment of Citigroup as Guinea Alumina's financial advisor and is negotiating a new engagement letter that will supersede the previously suspended engagement letter.

On February 18, 2005, Global Alumina entered into a memorandum of understanding (an "MOU") with Technip France S.A. ("Technip") under which Technip assumed the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Through June 30, 2007, work incurred under the Technip MOU totalled $50.0 million The Technip MOU has expired and negotiations discontinued. The joint venture has retained Bechtel instead, to conduct a bankable feasibility study.

Under an MOU dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "2005 MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. On September 29, 2006, the Corporation entered into a new MOU with CCIC and CB&I (the "2006 MOU"). Under the 2006 MOU, CCIC and CB&I will form a joint venture to construct the proposed alumina refinery in Guinea and undertake specialist associated engineering requirements. CB&I is also currently engaged in the engineering work related to the precipitation unit of the proposed refinery. As of May 17, 2007, the contracts with CCIC and CB&I were novated to the joint venture. Through June 30, 2007, work incurred under the 2005 and 2006 MOUs related to CCIC and CB&I totalled $6.6 million and $6.1 million, respectively. Additional work performed by CCIC through June 30, 2007, for other construction activities totalled $21.6 million.

In 2006, the Corporation entered into four significant contractual commitments related to construction. The expected combined cost of these commitments is $90.8 million. Approximately $45.2 million had been incurred through May 17, 2007, after which each of the four contracts were novated to the joint venture. The first contract, is to initiate early works for

design, engineering, procurement and construction in connection with the development at the port of Kamsar. The second contract is for earthworks for the development of the refinery site. The third contract is for construction of the rail spur from the main line to the refinery site. The fourth contract is for the production of crushed rock for use as railroad ballast, in road construction and in production of concrete for construction of the refinery, power plant and other facilities.

No letters of credit were outstanding during 2007.

Financing Agreements

The following agreements and private placements form part of the Corporation's efforts to secure financing for the Project. Each is described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") and issued to DUBAL 10,000,000 common shares at $2.00 per share on September 30, 2005. Pursuant to the agreement, DUBAL also has the right to subscribe for additional common shares constituting 25% of the Corporation's shares outstanding on a fully-diluted basis, for a subscription price estimated at the date of the DUBAL Subscription Agreement of $180 million (the "Additional Subscription").

On April 27, 2007, the Corporation and DUBAL entered into an agreement to provide that the DUBAL Subscription Agreement will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by September 30, 2008, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. In the case of completion of the Additional Subscription, for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL would have the right to nominate 25% of the Board of Directors of Global Alumina, and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL would have the right to nominate 16.67% of the Board of Directors of Global Alumina.

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBIF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to: (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at June 30, 2007 or at December 31, 2006.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2006. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

As described under Joint Venture Transaction Summary, effective May 17, 2007 the Corporation has changed its method of accounting for Guinea Alumina and the Project Company from full consolidation to proportionate consolidation.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its past development costs should be expensed.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs incurred prior to

Completion that were directly related to the construction of the alumina refinery plant in the Republic of Guinea. Construction-in-progress was recorded at cost.

The Corporation would recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified: a change in the extent to which the project asset is expected to be used; a change in the manner in which the project asset is expected to be used; an interruption to the construction project for an extended period of time; physical damage to the construction project; or a change in the law or environment significantly affecting the completion of the construction project.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Financial Instruments and Comprehensive Income

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement" and 1530, "Comprehensive Income". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Corporation has adopted these new standards effective January 1, 2007.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 203,768,044 common shares were issued and outstanding as at June 30, 2007 and 203,857,644 common shares are issued and outstanding as of the date hereof.

Share Purchase Warrants

During the six months ended June 30, 2007, 15,500 warrants were exercised for cash proceeds of $15,500. Details of the 2,775,350 share purchase warrants issued and outstanding at June 30, 2007 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
2,775,350	February 3, 2008	$1.00

Subsequent to June 30, 2007, 89,600 warrants were exercised for cash proceeds of $89,600. There are 2,685,750 share purchase warrants outstanding as at the date hereof.

Employee Stock Options

During the quarter, 295,000 options were forfeited by persons who are no longer eligible participants of the employee stock option plan. As of June 30, 2007, 4,067,500 options are outstanding under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options for 5,932,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
960,000	960,000	Nil	May 27, 2009	$1.50
25,000	25,000	Nil	August 24, 2009	$1.52
750,000	500,000	250,000	March 10, 2010	$2.50
482,500	160,833	321,667	July 25, 2010	$1.40
25,000	25,000	Nil	November 8, 2010	$1.57
45,000	15,000	30,000	March 7, 2011	$1.75
1,780,000	Nil	1,780,000	December 11, 2011	$1.00

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $268,170 (2006 - $308,952) has been recognized in the financial statements for the six months ended June 30, 2007.

On April 25, 2007 the board of directors of the Corporation resolved to preserve the previously granted and unexpired stock options of certain employees of the Corporation or its affiliates that would otherwise become unexercisable on the consummation of the joint venture transaction. Existing granted options will expire in the normal course and such employees are ineligible to receive additional options.

Related Party Transactions

Related party transactions are disclosed in Note 8 to the unaudited interim financial statements for the six months ended June 30, 2007 and are summarized below.

Due to its rights under the DUBAL Subscription Agreement, DUBAL was treated as a related party of the Corporation, as such term is defined Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions* ("Rule 61-501"). Consequently, the joint venture transaction constituted a related party transaction for the purposes of Rule 61-501. On March 26, 2007 the board of directors of the Corporation, on the

recommendation of a special committee of independent directors, determined that the Corporation was in serious financial difficulty, that the transaction was designed to improve the financial position of the Corporation and that the terms of the joint venture were reasonable under the circumstances of the Corporation. As a consequence, the transaction was exempted from the valuation requirements and minority shareholder approval requirements applicable to related party transactions under Rule 61-501.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Corporation. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project . The Corporation and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, the Corporation has agreed to pay Karalco a $60,000 monthly retainer. As of May 17, 2007, the joint venture, through Guinea Alumina, pays this monthly retainer. Karalco is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. The Karalco Agreement does not contemplate any incentive fees or milestone payments. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The total payments with respect to the monthly retainer and the incentive based compensation for the six months ended June 30, 2007 amounted to $360,000 (2006 - $670,000). Beginning February 1, 2006, Karalco is reimbursed an amount for office expenses. The cost of such office expenses for the six months ended June 30, 2007 totalled approximately $14,900 (2006 - $12,000).

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Corporation. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles have agreed that the Herakles Agreement is retroactively effective from January 1, 2006. Under the Herakles Agreement, the Corporation has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. The total cost attributable to the Herakles Agreement for the six months ended June 30, 2007 amounted to approximately $100,000 (2006 - $100,000).

On October 27, 2006, Herakles provided the Corporation with an interest free loan of approximately $177,000 to facilitate the payment of Project related commitments which came due prior to the execution of the Loan Agreement. The loan was repaid by the Corporation in full on November 8, 2006.

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided, until May 17, 2007, professional services to the Corporation. Sithe Global

has been reimbursed at cost. The total cost for the six months ended June 30, 2007 amounted to approximately $47,400 (2006 – $200,200). Formerly, the President of Sithe Global provided consulting services to the Corporation at a rate of $15,000 per month. These services terminated as of May 30, 2007. The total cost for the six months ended June 30, 2007 amounted to $75,000 (2006 - $90,000). In addition, the Corporation has provided, at cost, professional services to Sithe Global. The total charge for the six months ended June 30, 2007 amounted to approximately $3,800 (2006 - $Nil).

Sithe Global reimburses the Corporation for its *pro rata* share of occupancy expenses for use of the Corporation's office space at 245 Park Avenue, New York. Occupancy costs paid by Sithe Global to the Corporation for the six months ended June 30, 2007 amounted to approximately $356,700 (2006 - $292,000).

Mr. Ahmed Fikree, a director of the Corporation, is the Director, Commercial and Corporate Development, for DUBAL. Dr. Abdulrahman Al-Awar, a former director of the Corporation who stepped down on April 25, 2007, was Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement. See "Financing Agreements – The DUBAL Subscription Agreement". DUBAL and the Corporation are also parties to each of the Subscription Agreement and DUBAL Off-take Agreement. See "Liquidity and Capital Resources" and "Business of Global Alumina – Joint Venture Transaction Summary". Mr. Mehdi Dazi a former director of the Corporation who stepped down on April 25, 2007, was Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a the EIIC Subscription Agreement. See "Financing Agreements – The EIIC Subscription Agreement".

A former employee of the Corporation performed certain services and incurred certain expenses for Herakles Telecom, a company in which certain of the Corporation's officers are shareholders. Through the date hereof, Herakles Telecom has reimbursed the Corporation $53,300 for services and expenses incurred for the six month period ended June 30, 2007, on behalf of Herakles Telecom.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation sole asset is a one-third interest in Guinea Alumina, a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors relating to the Project are described herein and under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2007. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, could materially and

adversely affect Guinea Alumina's business, financial condition, results of operations and growth strategy, and consequently the Corporation.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chairman and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chairman and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under *Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chairman and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the six month period ended June 30, 2007 there were no changes in the Corporation's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the Subscription Agreement, Shareholders' Agreement, the Loan Agreement, the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form dated March 29, 2007 are available through SEDAR and can be accessed through the Internet at www.sedar.com.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bruce Wrobel, President and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007

(signed) *Bruce Wrobel*
Bruce Wrobel,
Chairman and Co-Chairman and Chief Executive Officer
Global Alumina Corporation

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Michael Cella, Senior Vice-President, Chief Financial Officer and Secretary of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007

(signed) *Michael Cella*
Michael Cella
Senior Vice-President, Chief Financial Officer and Secretary
Global Alumina Corporation

Global Alumina

GLOBAL ALUMINA DISCLOSES DISCUSSIONS REGARDING SALE OF COMPANY

TORONTO, ON – October 18, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) announced today that it is in discussions with a third party concerning a possible sale of the Company. Discussions have proceeded on the basis of a price of $2.65 per share and are intended to continue on an exclusive basis for a specified period to be agreed. However, the offer price, terms and structure of any potential transaction have not been agreed to by the parties. Any agreement to proceed with a potential transaction would be subject to the prospective buyer's undertaking an extensive due diligence review of the Company, only after which could the offer price be determined. The Company has retained GMP Securities L.P. as financial advisor to assist in evaluating a possible transaction.

This announcement is being made at this time at the request of Market Surveillance on behalf of the Toronto Stock Exchange. Shareholders and others should not assume that this or any other sale transaction will be agreed to or completed at the indicative price or at all.

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.2 million tonnes per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea (the "Sangarédi Refinery Project"). It's joint venture partners are Global Alumina International, Ltd., a wholly owned subsidiary of the Company, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Sangarédi Refinery Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: the achievement by the joint venture Company, Guinea Alumina Corporation Ltd. ("Guinea Alumina"), of certain milestones set out in the subscription

agreement among Guinea Alumina and its shareholders, the joint venture partners, (the "Subscription Agreement"); the conduct of the joint venture with respect to the Sangarédi Refinery Project; the timing of completion of a feasibility study of the Sangarédi Refinery Project and the making of a decision to proceed with the development of the Sangarédi Refinery Project; expectations regarding the debt financing of the Sangarédi Refinery Project, the timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement with the Government of Guinea (as described in the Company's Annual Information Form dated March 29, 2007, the "AIF") and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Sangarédi Refinery Project and business strategies and plans of management with respect to the Sangarédi Refinery Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay of Guinea Alumina to fulfill the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Company; the limited control by the Company of the assets and operations of the Sangarédi Refinery Project and its inability to make major decisions with respect to the Sangarédi Refinery Project without agreement from the other joint venture partners; the requirement that the Company hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Company may need to seek additional financing to fund corporate expenses and Sangarédi Refinery Project costs; a delay in finalizing debt financing for the Sangarédi Refinery Project and/or the amount of such financing being insufficient to fund the Sangarédi Refinery Project to complete development; the possibility that the Company's interest will be diluted if it is unable to meet a capital call with respect to the Sangarédi Refinery Project; the current political and economic risks of investing in a developing country; the failure of the joint venture partners to approve plans for the development of the Sangarédi Refinery Project after completion of the feasibility study; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Company's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's AIF) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials; and certain other factors related to the Sangarédi Refinery Project discussed under the heading "Risk Factors" in the Company's AIF. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this release. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

For further information, please contact:

Michael Cella
Global Alumina
cella@globalalumina.com
212 351 0010

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

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